SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2009

Commission File Number: 001-15276

Itaú Unibanco Banco Múltiplo S.A.
(Itaú Holding Financing Bank S.A.)
(Translation of Registrant’s Name Into English)

Praça Alfredo Egydio de Souza Aranha, 100-Torre Itaúsa
04344-902 São Paulo, SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):

Yes:   ☐      No:   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):

Yes:   ☐      No:   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:   ☐      No:   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-___________________.

SIGNATURES

             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Itaú Unibanco Banco Múltiplo S.A. (Registrant)

Date: February 25, 2009	By:	/s/ Alfredo Egydio Setubal Name: Alfredo Egydio Setubal Title: Investor Relations Officer

	By:	/s/ Silvio Aparecido de Carvalho Name: Silvio Aparecido de Carvalho Title: Chief Financial Officer

EXHIBIT INDEX

99.1	Announcement to the Market – Re: Meeting of the Board of Directors, February 19, 2009

99.2	Announcement to the Market – Re: Payment of Interest on Capital

99.3	Announcement to the Market – Re: Meeting of the Board of Directors, February 19, 2009; Appointment of Directors

99.4	Announcement to the Market – Re: Meeting of the Fiscal Council, February 19, 2009

99.5	Announcement to the Market – Re: Meeting of the Board of Directors, February 19, 2009

99.6	Announcement to the Market – Re: Information on the Results for 2008